Exhibit 99.1

Money.Mail.Ru to Become a Part of QIWI Group

MOSCOW, November 25, 2014— QIWI plc, (Nasdaq: QIWI, MOEX: QIWI) (“QIWI” or the “Company”) and Mail.Ru Group (LSE: MAIL) today announced that as part of the strategic partnership expansion, QIWI plc acquires Money.Mail.Ru project from Mail.Ru Group. After the completion of transition period all Money.Mail.Ru transactions will be settled by QIWI.

Money.Mail.Ru is a payment service that allows users to make instant payments for goods and services via web interface or apps at any convenient time. Mail.Ru Group’s projects, such as VKontakte (VK), Odnoklassniki (OK) and Moi Mir (My World) social networks, support a variety of online payment options including Money.Mail.Ru, banking cards, payment terminals, and mobile phone payments. After the acquisition of Money.Mail.Ru by QIWI, a wide range of payment methods will still be available to the customers.

Additional details are to be determined during the integration of Money.Mail.Ru processing service with QIWI. Both companies see maximum convenience and payment security of the customers as their top priority.

Dmitry Grishin, CEO and Co-Founder of Mail.Ru Group, said: “As e-money market regulations got stricter, it became obvious that the efficient development in this field requires maximum focus. Money.Mail.Ru project has always been a non-core business for us, while our partner QIWI specializes in payment services. That’s why I’m certain that the project has a whole new exciting future ahead.”

Boris Kim, Chairman of QIWI’s Board of Directors said: “This deal is a logical step in expanding our long-term mutually beneficial strategic partnership with Mail.Ru Group. The synergy of our services will benefit our customers through a more functional and convenient payment service. Making the transition process as comfortable for the users as possible is our top priority right now.”

Mail.Ru Group (LSE:MAIL, listed since November 5, 2010) is a leading Internet company in Europe and is the 6th largest Internet business globally, based on the total time spent (comScore, September 2014).

In line with the communitainment (communication plus entertainment) strategy, the Company is developing an integrated communications and entertainment platform. The Company owns Russia’s leading email service and one of Russia’s largest internet portals, Mail.Ru. The Company operates all three of the major Russian language social networks, VKontakte (VK), Odnoklassniki (OK) and Moi Mir (My World), and Russia’s largest online games. The Company’s portfolio also includes Agent Mail.Ru and ICQ – two instant messaging services popular in Russia and CIS.

The Company holds an equity stake in QIWI (1.31%). The Company also holds a number of small venture capital investments in various Internet companies in Russia, Ukraine and Israel. In November 2013, The Company launched My.com in the US and later worldwide to provide communication and entertainment products and services for the global audience.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.5 million virtual wallets, over 175,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy	Varvara Kiseleva

Head of Corporate Development and Investor Relations	Investor Relations

+7 499 709 0192	+7 499 709 0192

ir@qiwi.com	ir@qiwi.com